

October 12, 2010

Via U.S. Mail

Guo Yun Yao
Chief Executive Officer, President, Secretary and
Chairman of the Board of Directors
Asia Carbon Industries, Inc.
110 Wall Street, 11th Floor
New York, NY 10005

      Re: Asia Carbon Industries, Inc.
              Amendment No.4 to Registration Statement on Form S-1
              Filed: September 29, 2010
              File No.: 333-167090

Dear Ms. Yao:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Executive Compensation, page 67

1. We note your revised disclosure in response to comment two in our letter dated September 24, 2010. We re-issue our prior comment two in full since instead of reporting the aggregate grant date fair <u>value</u> of Mr. Segal's stock awards computed in accordance with FASB ASC Topic 718, you continue to report the number of shares subject to the equity awards. Please revise your disclosure accordingly.

<u>Undertakings, page 77</u>

2. We note your revised disclosure in response to comment three in our letter dated September 24, 2010. It is unclear why you have included the undertakings in paragraph (4) since they appear to apply to foreign private issuers. Please advise or revise.

You may contact Tricia Armelin, Senior Staff Accountant, at (202) 551-3747 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Gregory Sichenzia, Esq.
        Benjamin Tan, Esq.
        Sichenzia Ross Friedman Ference LLP
        via facsimile at (212) 930-9725